T3\11

BD 3/5

03013603

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

8-46748

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-800362~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MECKLENBURG SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 WEST TRADE STREET, SUITE 1550
(No. and Street)

CHARLOTTE (City) NORTH CAROLINA (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CONNIE K. GUNTER (704) 333-8461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER NOBLE & COMPANY
(Name – *if individual, state last, first, middle name*)

5970 FAIRVIEW ROAD, SUITE 402 (Address) CHARLOTTE (City) NORTH CAROLINA (State) 28210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 7 2003

OATH OR AFFIRMATION

I, CONNIE K. GUNTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MECKLENBURG SECURITIES CORPORATION, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Connie K. Gunter
Signature

PRESIDENT

Judith P. Long
Notary Public

My Commission Expires July 9, 2006

JUDITH P. LONG
NOTARY PUBLIC
MECKLENBURG COUNTY, NC

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in FXXXXXXXXXXXXn. Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MECKLENBURG SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

WAGNER NOBLE & COMPANY

CERTIFIED
PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Mecklenburg Securities Corporation
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Mecklenburg Securities Corporation as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mecklenburg Securities Corporation at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina
February 19, 2003

Wagner Noble & Company

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$3,574,932
Long-term investment	13,300
Property and equipment, net	-
Deferred income taxes	838
	$3,589,070

LIABILITIES AND STOCKHOLDER'S EQUITY

Income taxes payable	$633,402
STOCKHOLDER'S EQUITY:	
Common stock (No par value, 1,000 shares authorized, 500 shares issued and outstanding)	20,000
Retained earnings	2,935,668
Total stockholder's equity	2,955,668
	$3,589,070

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the year ended December 31, 2002

REVENUES:	
Commissions and fees	$8,371,655
Interest income	32,850
Total revenues	8,404,505
EXPENSES:	
Franchise taxes	2,056
Licenses and registration	50,704
Office operating expenses	5,374,061
Professional fees	34,378
Other	58,830
Total expenses	5,520,029
INCOME BEFORE INCOME TAXES	2,884,476
PROVISION FOR INCOME TAXES	1,152,250
NET INCOME	$1,732,226

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2002

	Common Stock		Retained	
	Shares	Par Value	Earnings	Total
Balance, December 31, 2001	500	$20,000	$1,203,442	$1,223,442
Net income	-	-	1,732,226	1,732,226
Balance, December 31, 2002	500	$20,000	$2,935,668	$2,955,668

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$1,732,226
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in refundable income taxes	341,568
Increase in income taxes payable	633,402
Net cash provided by operating activities	2,707,196
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Evergreen Fund	(10,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,697,196
CASH AND CASH EQUIVALENTS, beginning of year	877,736
CASH AND CASH EQUIVALENTS, end of year	$3,574,932

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for income taxes	$180,000
Cash received from income tax refunds	$2,719

The accompanying notes to financial statements are an integral part of this statement.

MECKLENBURG SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company - Mecklenburg Securities Corporation (the Company) incorporated on September 14, 1993, in North Carolina. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and is authorized to market variable life insurance contracts and variable annuities. Primary operations of the Company involve commission income received from various insurance companies.

Effective September 1, 1999, all outstanding capital stock of the Company was acquired by Wachovia Corporation (Wachovia). At the same time, Wachovia acquired Barry, Evans, Josephs, and Snipes, Inc., a corporation affiliated with the Company through common ownership. Through this acquisition, the Company became a wholly-owned subsidiary of Barry, Evans, Josephs, and Snipes, Inc. (the Parent).

These financial statements report the activity of the Company on a historical-cost basis, and do not include any adjustments to reflect the acquiring company's basis of accounting.

Basis of Accounting - Mecklenburg Securities Corporation prepares its financial statements on the accrual basis of accounting. Under this method, revenue is recognized when earned and expenses are recognized when goods or services are received.

Income Taxes - The Company reports income taxes on its earnings as allocated by its parent, with which it files consolidated income tax returns. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. All refundable income taxes, income tax accruals, and income tax expense or benefit are computed and authorized by the Parent.

Property and Equipment - Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gain or loss on disposals is credited or charged to operations.

Depreciation - Depreciation is computed using the straight-line method for book purposes based on estimated useful lives ranging from three to five years. Since all assets are fully depreciated, there is no depreciation expense for year ended December 31, 2002 (Note 7).

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company invests excess cash in bank overnight accounts on a daily basis. For purposes of reporting cash flows, the Company considers all short-term highly liquid investments with a maturity of three months or less to be cash equivalents.

2. RELATED PARTIES:

As explained in Note 1, the Company is a wholly-owned subsidiary of Barry, Evans, Josephs, and Snipes, Inc. The Parent provides the Company with office space and other office services. During the year ended December 31, 2002, the Company paid Barry, Evans, Joseph & Snipes, Inc. $5,374,061 for use of its office space and other office operating costs.

Also, as explained in Note 1, the Company is related to Wachovia Corporation. During the year ended December 31, 2002, the Company received approximately $16,000 in interest income from funds on deposit at Wachovia Bank. During September of 2002, for regulatory reasons, all funds were transferred to another unrelated financial institution. At December 31, 2002, the Company had no funds on deposit at Wachovia Bank.

3. NET CAPITAL REQUIREMENT:

The Company is subject to the requirements of rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in security transactions when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined in the rule. Because the Company does not receive or hold any customers' securities or cash, it is required to maintain a minimum net capital of $5,000. The Company's net capital and net capital ratio were $2,941,530 and 0.22 to 1, respectively, at December 31, 2002.

4. RESERVE REQUIREMENTS:

The Company does not hold, carry or maintain cash or securities for the benefit of its customers, or perform custodial functions, and is exempted under paragraph (k)(1) of rule 15c3-3 from reserve requirements of that rule.

5. FOCUS REPORT:

A reconciliation between the Company's FOCUS Report as of December 31, 2002 and for the year then ended and the accompanying financial statements was not necessary, as there were no material differences present. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

6. SUBORDINATED LIABILITIES:

The Company had no subordinated liabilities at December 31, 2002.

7. PROPERTY AND EQUIPMENT:

Property and equipment at December 31, 2002 consisted of the following:

Computers and office equipment	$20,612
Less accumulated depreciation	20,612
Net property and equipment	$ -

8. LONG-TERM INVESTMENT:

The Company holds 11 shares of The NASDAQ Stock Market, Inc. at a cost of $3,300. It is the intent of the Company to hold this security indefinitely. At December 31, 2002, the fair market value of this security approximated cost.

The Company also acquired 1,000 shares of The Evergreen Fund, at a cost of $10,000. It is also the intent of the Company to hold this security indefinitely. At December 31, 2002, the fair market value of this security approximated cost.

9. COMMITMENTS AND CONTINGENCIES:

The Company's deposits on hand in financial institutions at times exceed federally insured amounts. The Company had approximately $439,000 on deposit in a checking account, which is federally insured for $100,000, and $2,964,000 invested in a bank overnight account, which is not federally insured, at December 31, 2002.

The Company has a geographic concentration of risk in that it operates solely in Charlotte, North Carolina. The ability of the Company to generate future revenues is dependent upon the economic conditions with in that area. Management feels that this concentration represents a normal business risk.

SUPPLEMENTARY INFORMATION

MECKLENBURG SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

Stockholder's equity		$2,955,668
Less non-allowable assets:		
Securities not readily marketable:		
NASDAQ Stock Market, Inc.	$3,300	
Evergreen Fund	10,000	
Deferred tax assets	838	14,138
Net capital		$2,941,530
Aggregate indebtedness:		
Income taxes payable		$633,402
Minimum net capital required		$42,226
Excess net capital		$2,899,304
Excess net capital at 1,000 percent		$2,878,190
Ratio: Aggregate indebtedness to net capital		0.22 to 1

MECKLENBURG SECURITIES CORPORATION

MATERIAL INADEQUACIES - RULE 17a

For the year ended December 31, 2002

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

WAGNER NOBLE & COMPANY

CERTIFIED
PUBLIC ACCOUNTANTS

Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors
Mecklenburg Securities Corporation
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Mecklenburg Securities Corporation (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-(5)(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Charlotte, North Carolina
February 19, 2003

Wagner Noble & Company